

September 24, 2013

<u>Via E-mail</u>
Gerald W. Koslow
Chief Financial Officer
Gaming Partners International Corporation
1700 Industrial Road
Las Vegas, Nevada 89102

> **Re:** **Gaming Partners International Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 000-23588**

Dear Mr. Koslow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Overview of Business, page 15

1. We note from the disclosure on page 15 that the company operates in one segment and has three operating subsidiaries: GPI USA, GPI SAS, and GPI Asia. We further note from the disclosure on page 15 that GPI USA sells its products primarily in the United States, Canada, the Caribbean and Latin America, that GPI SAS sells its products primarily in Europe and Africa and GPI Asia sells its products primarily in the Asia-Pacific Region. As each of these entities appears to sell their products in different regions of the world which operate under different regulatory structures and which may involve different methods of distribution for their products, please explain in detail why you do not believe the operations of each of these subsidiaries represent separate

reportable segments for which the disclosures outlined in ASC 280-10-50 should be provided in your financial statements. As part of your response, please explain in detail how the company's chief operating decision maker (i.e., CODM) reviews the company's operating results for purposes of assessing performance and allocating resources.

2. In a related matter, if you believe the operations of each of these entities do represent separate segments, but that their operations meet the criteria for aggregation outlined in ASC 280-10-50-11, please explain in detail the basis or rationale for your conclusion that these segments are economically similar. We may have further comment upon review of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 20

3. We note from the disclosure included on page 20 of MD&A that at December 31, 2012, the company had $14.0 million of cash and cash equivalents and $13.5 million in marketable securities. We further note that of this amount, $14.6 million is held by GPI SAS, with operations in France and $4.8 million is held by GPI Asia, with operations in China. Please revise to discuss whether the company would be required to recognize United States income taxes on these amounts if such amounts were repatriated and revise to discuss whether the company intends to repatriate such amounts in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gerald W. Koslow
Gaming Partners International Corporation
September 24, 2013
Page 3

You may contact Heather Clark at 202-551-3624 or if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief